SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)[1]

InspireMD, Inc.

(Name of Issuer)

Common Stock, par value $ 0.0001

(Title of Class of Securities)

45779A 20 0

(CUSIP Number)

OFIR PAZ

32 Hatavor Street

Rishon Le Zion, Israel 7520032

(972.54.4236201)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 13, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

[1] The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS OFIR PAZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 68,479
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 68,479
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,479
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.20%
14	TYPE OF REPORTING PERSON IN

2

1	NAME OF REPORTING PERSONS SARA PAZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 68,479
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 68,479
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,479
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.20%
14	TYPE OF REPORTING PERSON IN

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The following constitutes Amendment No. 1 to the Schedule 13D filed by Ofir Paz on April 18, 2011 (the “Schedule 13D”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a) This statement is jointly filed by Ofir Paz and Sara Paz, husband and wife. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal address of each of the Reporting Persons is 32 Hatzvor Street, Rishon, LeZion, Israel.

(c) The Reporting Persons are retired.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons are citizens of Israel.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On June 11, 2011, Mrs. Paz was granted options to purchase 91,306 shares of Common Stock at $6.00. In June, 2012, in connection with her termination as an officer of the Issuer an aggregate 60,871 of those options were forfeited. After her termination as an officer of the Issuer, the Issuer entered into a consulting agreement with Mrs. Paz pursuant to which it (a) extended the term of the remaining 30,435 options to September 30, 2014 and (b) granted her new options to purchase 60,871 shares of Common Stock at an exercise price of $5.80, vesting quarterly on the last day of each calendar quarter, beginning with the calendar quarter ending September 30, 2012.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The shares of Common Stock acquired by Mrs. Paz were acquired for investment purposes. The Reporting Person presently does not have any plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

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Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) and (e) are hereby amended and restated to read as follows:

(a)-(b) The aggregate percentage of Issuer Common Stock reported owned by each person named herein is calculated using as the numerator the respective number of shares of Common Stock held by each Reporting Person, including Issuer Shares issuable upon the exercise of certain options which will be vested within 60 days of the date hereof, and as the denominator 34,512,568 shares of Issuer Common Stock outstanding, as of November 11, 2013, which is the total number of shares of Issuer Common Stock outstanding as reported by the Issuer, plus the number of shares of Issuer Common Stock issuable upon exercise of vested options held by such Reporting Person.

As of the date hereof, Ofir Paz directly beneficially owns no shares of Issuer Common Stock.

As of the date hereof, Sara Paz directly beneficially owns 68,479 shares of Issuer Common Stock, constituting less than 1% of the shares of Issuer Common Stock outstanding, including 68,479 shares currently issuable upon the exercise of certain stock options. Does not include 22,827 shares of Issuer Common Stock underlying such options which do not vest within 60 days of the date hereof.

(d) Other than as reported herein and the following, the Reporting Persons have not engaged in any transactions in securities of the Issuer during the past 60 days:

Between November 2013 and January 15, 2014, Ofir Paz sold an aggregate of 2,568,938 shares of Issuer Common Stock.

(e) The date on which the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock was December 16, 2013.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 28, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1 Joint Filing Agreement.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2014

/S/ OFIR PAZ
OFIR PAZ

/S/ SARA PAZ
SARA PAZ

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of Amendment No. 1 to the Schedule 13D originally filed on April 18, 2013, with respect to the shares of Common Stock, $0.0001 par value, of InspireMD, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: January 28, 2014

/S/ OFIR PAZ
OFIR PAZ

/S/ SARA PAZ
SARA PAZ